August 26, 2019

VIA EDGAR AND OVERNIGHT COURIER

Brittany Ebbertt

Craig Wilson

Mitchell Austin

Jan Woo

Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:                             OneConnect Financial Technology Co., Ltd.
Response to the Staff’s Comment on the Draft Registration Statement on Form F-1 Confidentially Submitted on July 15, 2019

CIK No. 0001780531

Dear Ms. Ebbertt, Mr. Wilson, Mr. Austin, and Ms. Woo:

On behalf of our client, OneConnect Financial Technology Co., Ltd., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 9, 2019 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the SEC on July 15, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also (i) included its unaudited condensed consolidated financial statements as of June 30, 2019, and for the six months ended June 30, 2018 and 2019, and (ii) included other information and data to reflect recent developments.

*  *  *  *

Prospectus Summary, page 1

1.              Please revise your prospectus summary to disclose that your directors, officers and principal shareholders will continue to have significant control over the company after this offering.  In addition, describe your significant relationship with Ping An Group to specify that Ping An Group is your most important supplier and customer and principal shareholder.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 8 of the Revised Draft Registration Statement.

2.              Please disclose in the prospectus summary that Ping An of China Securities (Hong Kong) Company Limited, an underwriter in this offering, is an affiliate of Ping An Group.  Tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121 regarding conflicts of interest.  Any enhanced disclosure regarding conflicts of interest and a qualified independent underwriter should be addressed in the risk factor section as well.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that Ping An of China Securities (Hong Kong) Company Limited (“Ping An Securities”) is neither a broker-dealer registered with the SEC nor a FINRA member. As such, FINRA Rule 5121 is not applicable to Ping An Securities. Furthermore, the Draft Registration Statement has been submitted to FINRA for review, and the Company undertakes to obtain a no objection letter from FINRA prior to the SEC’s declaration of effectiveness of the Company’s Registration Statement on Form F-1.

The Company further respectfully advises the Staff that the Company does not believe participation by Ping An Securities in the proposed offering presents a material risk of conflicts of interest, given the expected participation of multiple underwriters that are not affiliated with the Company, including but not limited to, Morgan Stanley & Co. LLC, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC, BofA Securities, Inc., HSBC Securities (USA) Inc. and UBS Securities LLC.

Outstanding growth, page 2

3.              Please disclose your net loss for each period presented in your financial statements to provide more balanced disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Revised Draft Registration Statement.

Risk Factors

Ping An Group is our strategic partner..., page 18

4.              Disclose the aggregate number of shares that Bo Yu Limited has an option to purchase from the shareholders of Yi Chuan Jin Limited.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Operating Metrics, page 76

5.              We note your management regularly reviews a number of operating metrics to evaluate your business, performance, etc., including number of customers and net expansion rate, which are specifically disclosed.  Please tell us, and revise accordingly, what other operating metrics you regularly review and what consideration you gave to disclosing information about those metrics.  Refer to guidance in Section III.B of SEC Release No.33-8350.

The Company respectfully advises the Staff that in addition to the number of customers, net expansion rate, and average number of products per customer, which were specifically disclosed in the Draft Registration Statement, it has also included revenue per premium customer on page 78 of the Revised Draft Registration. The Company uses revenue per premium customer as a supplemental measure to evaluate the expansion of its premium customers, in terms of annual revenue contributions from both newly added premium customers, as well as existing premium customers.

6.              Please revise to disclose the number of customers from Ping An Group, or revise to clearly explain why these customers are excluded from your total customer count.

In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 79 of the Revised Draft Registration Statement to disclose the number of legal entities from Ping An Group that are its customers.

The Company respectfully submits to the Staff that its customers from Ping An Group are all consolidated subsidiaries of Ping An Insurance (Group) Company of China, Ltd., even though each such company individually negotiates and enters into contracts with the Company on an arm’s length basis. As such, the Company does not believe it would be meaningful to include the number of customers from Ping An Group in its total customer count. The Company notes that in counting the number of non-Ping An Group customers, it similarly treats legal entities within the same corporate group as one customer (to the extent it is aware of such relationship).

7.              Please revise note 3 to your customer count table to disclose the number of non-paying basic customers and to explain in more detail why a “significant majority” of your basic customers are non-paying customers.  Further, disclose what impact or trends this has or is reasonably likely to have on your operating results.  See Item 5.D of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 78 of the Revised Draft Registration Statement.

8.              Please revise to include the total number of Ping An Group, premium and basic customers, as well as total customers, for each of the interim periods presented in the table on page 77, and to address any trends impacting your results of operations.  See Item 5.D of Form 20-F.

The Company respectfully submits to the Staff that it looks at premium customers as an annual concept, which refers to non-Ping An Group customers with annual revenue contribution of at least RMB100,000, as disclosed on page 11 of the Revised Draft Registration Statement. The Company does not annualize quarterly contribution to determine whether a particular group of customers would qualify for premium customers because of the seasonality in customers’ annual budget cycles, as disclosed on pages 28 and 89 of the Revised Draft Registration Statement.  In addition, many of the Company’s customer contracts are fulfilled on an annual basis, and therefore, the fact that a particular group of customers contribute little or no revenue in a particular quarter or quarters does not necessarily imply that these customers would otherwise fail to qualify as premium customers, when taking into account their annual contributions.

9.              You disclose that the revenues generated from your Premium Customers in fiscal year 2018 and the three months ended March 31, 2019 include revenues in connection with lending solutions you provided to third-party customers through contractual arrangement with Ping An Group.  It appears that a greater percentage of your revenues in 2018 than in 2017 were based on your relationship with Ping An Group either through third-party contractual arrangements or direct revenue, and that this trend has continued into the first quarter 2019.  Please revise your disclosures to explain whether management anticipates this trend to continue into future periods. We refer you to Part I, Item 5D of Form 20-F and Section III.B of SEC No. Release 33-8350.  Finally, please revise your definition of Premium Customer to clarify that it includes third party customers to which you provide services through contractual arrangements with Ping An Group.

In response to the Staff’s comments on the trend for revenue based on its relationship with Ping An Group, the Company has revised the disclosure on pages 76 and 77 of the Revised Draft Registration Statement.

With respect to revenue through third-party contractual arrangements with Ping An Group, the Company submits that in these arrangements, it has direct contracts with, and provides direct services to, the end-customers—only the end-customers’ payments for these services are channeled through Ping An Group pursuant to the contractual arrangements that the Company has with Ping An Group. The Company has revised the disclosure on Premium Customers on pages 11, 78 and 79 of the Revised Draft Registration Statement in response to the Staff’s comments and to further clarify the business arrangement described above.

10.       We note you disclose the number of products purchased by your premium customers for 2018 and 2016.  Please revise to also provide this information for 2017.  In addition, please revise to provide this information for both your Ping An Group customers and basic customers for all periods.  Please consider providing this information in tabular format.

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Revised Draft Registration Statement to include the average numbers of products per customer for 2017 and 2018.  For similar reasons as described in the Company’s response to comment 8 above, the Company looks at the average number of products per customer as an annual concept, and therefore, has not included the information for the interim periods.

11.       Please revise to provide the net expansion rate for all reported periods, annual and interim, and any related trends impacting your results of operations.

The Company respectfully submits that based on the definition of net expansion rate, the denominator used to calculate the net expansion rate in 2017 for its 2016 customers would be the contribution from the 2016 customers to the Company’s 2016 revenue, which is outside the Company’s reporting period. As an Emerging Growth Company, the Company is not required to present its 2016 financials.

The Company also respectfully submits to the Staff that, for similar reasons that it highlighted in its response to comment 8 above, it uses net expansion rate to evaluate its customer acquisition, retention and expansion of its customer relationships on a year-on-year basis. As disclosed on pages 28 and 89 of the Revised Draft Registration Statement, the Company’s revenue from a particular group of customers is affected by the customers’ annual budget cycles, which typically change from time to time within a year. In addition, many of the Company’s customer contracts are fulfilled on an annual basis. As a result, the Company looks at net expansion rate by comparing the revenue contribution from a particular group of customers in one year against that from the same group of customers in the previous year, instead of on a quarterly basis, which could be affected by the seasonality in customers’ budget cycles and contract fulfillment terms.

12.       We note you provide the net expansion rate for total customers overall, as well as for your premium customers.  Please revise to also provide the net expansion rate for your Ping An Group customers and basic customers.  Please consider providing this information in a tabular format for all periods presented.

The Company submits to the Staff that the 2018 net expansion rate for its 2017 Ping An Group customers was 224%.  The Company does not intend to disclose Ping An Group customer net expansion rate in the Revised Draft Registration Statement as it is not a key operating metric that the management uses to evaluate Ping An Group customer relationships.  For Ping An Group customers, which the Company has established strategic relationship with, the Company looks at its year-on-year revenue growth, instead of net expansion rate.

With respect to the Staff’s comment on presenting net expansion rate for basic customers, the Company supplementally submits to the Staff that its 2018 net expansion rate for 2017 basic customers is 201 times (20,100%). The Company does not plan to provide this number in the Revised Draft Registration Statement as it believes this information is not material and could potentially be misleading because a significant majority of basic customers are non-paying customers and revenue contribution from basic customers has been insignificant. As such, the denominator of net expansion rate for basic customers is very small, and this metric, could, therefore, fluctuate widely and would not be meaningful to investors.

The Company refers the Staff to its response to comment 11 on the presentation of net expansion rate for interim periods.

Results of Operations

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018 Revenue, page 82

13.       Transaction-based revenue increased RMB448.3M million for the three months ended March 31, 2019, compared with the same period in the prior year.  You attribute the increase in revenue to increases in risk management for retail banking solutions and business origination services primarily for SME financing and services solutions.  You similarly describe the reasons for increases in implementation revenues, which increased RMB94.3M from period to period.  Please revise to quantify the impact from each of these items on your revenue.  Please also similarly revise your fiscal year end revenue disclosures on page 85.

In response to the Staff’s comment, the Company has revised the disclosure for the interim period comparison (for the six months ended June 30) and fiscal year comparison on pages 83 and 86 of the Revised Draft Registration Statement, respectively.

Liquidity and Capital Resources, page 89

14.       You disclose here that you have borrowing facilities with three banks.  Please further disclose the material terms of these borrowing facilities, including the maturity dates of the facilities and whether they contain any material financial covenants.  Additionally, please file the credit facility agreements.  See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.  For additional guidance, consider Section IV of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Revised Draft Registration Statement.

Pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K, the Company will file the credit facility agreements with Ping An Bank, which is a member of Ping An Group, and has revised the exhibit index accordingly.

With respect to borrowing facilities with the other three banks, which are not affiliated with the Company, the Company respectfully submits to the Staff that it does not consider these credit facility agreements to be “material contracts” under Item 601(b)(10) of Regulation S-K. The Company enters into borrowing facilities in its ordinary course business to fund its working capital and general corporate purposes, and it is not substantially dependent on any single borrowing facility, and the Company believes that other commercial banks in China are able to provide similar facilities to the Company with similar terms.

Business

New Solutions, page 126

15.       Please revise this section to clarify that these new solutions have not yet been launched. For each new solution, please briefly address the stage of development of the solution and the anticipated launch date, if known.

In response to the Staff’s comment, the Company has revised the disclosure on pages 128 and 129 of the Revised Draft Registration Statement.

Our Relationship with Ping An Group, page 134

16.       You disclose here that you have entered into a Strategic Cooperation Agreement and a Technology Service Agreement with Ping An Group.  Please tell us whether you intend to file these agreements as exhibits.  Consider Item 601(b)(10) of Regulation S-K.

The Company intends to file these agreements as exhibits and has revised the exhibit index accordingly.

Principal [and Selling] Shareholders, page 161

17.       Footnote 1 to the principal shareholders table discloses that the nominee shareholders of Rong Chang Limited act upon instructions from a five-person management committee. Please revise to identify these individuals and to disclose any material relationship that these individuals have with you.

In response to the Staff’s comment, the Company has revised the disclosure on page 165 of the Revised Draft Registration Statement to identify the individuals on the five-person management committee and to disclose the material relationship that it has with these individuals.

18.       Footnote 2 to the principal shareholders table discusses certain call options granted by the shareholders of Yi Chuan Jin Limited and Shenzhen Lanxin Enterprise Management Co., Ltd. (“Shenzhen Lanxin”).  Please revise here to identify the shareholders of Yi Chuan Jin Limited and Shenzhen Lanxin and tell us whether you intend to file the option agreements as exhibits.

In response to the Staff’s comment, the Company has revised the disclosure on page 165 of the Revised Draft Registration Statement to disclose the identities of the shareholders of Yi Chuan Jin Limited. The Company respectfully submits to the Staff that the identities of the shareholders of Shenzhen Lanxin Enterprise Management are disclosed on page 165 of the Draft Registration Statement.

The Company respectfully advises the Staff that since none of the Company or its subsidiaries are a party to, or have a beneficial interest in, the option agreements, the option agreements do not fall within the definition of “material contracts” under Item 601(b)(10)(i)(B) of Regulation S-K, and therefore, the Company does not intend to file the option agreements as exhibits.

Related Party Transactions, page 164

19.       Several of your directors, including Ms. Sin Yin Tan and Dr. Rui Li, are executive officers and/or affiliates of Ping An Group.  Please disclose any arrangement or understanding with major shareholders pursuant to which any person was selected as a director.  Refer to Item 4 of Form F-1 and Item 6.A. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 177 of the Revised Draft Registration Statement.

Consolidated Statements of Comprehensive Income, page F-3

20.       We note that you have presented your expenses by function, except for the amortization of intangible assets line item, which appears to be presented by the nature of the expense. We also note that that the amount reported as Cost of Revenue appears to be incomplete because it excludes costs that you are required to incur to be able to generate revenue, including depreciation and amortization.  Please support you presentation under IAS 1 or present all of your expenses by function and present  a measure of Cost of Revenue that is complete.  Please refer to paragraphs 15, 29, 99 and 103 of IAS 1.

The Company respectfully advises the Staff that the Company presents expenses by function except for the amortization of intangible assets, which is presented as a single line item, in order to provide more reliable and relevant analysis of expenses, and the Company believes it achieves a fair presentation under IAS 1 based on the following reasons:

a.              The presentation of expenses by function on the face of the financial statements is an industry practice for technology companies in China and the United States, thus the Company elected to present expenses by function. However, it is impractical for the Group to reliably allocate the amortization of intangible assets of the Group to research and development expenses and cost of revenue. The intangible assets of the Group are mainly comprised of platform and application with an original cost of approximately RMB691 million which was transferred from Ping An Group in 2016, and capitalized development costs. Such platform and application have been used as the foundation to develop upgraded platform and applications, and also been used in the provision of services to customers. There is not a basis or method which would enable the Group to reliably allocate the amortization of intangible assets to research and development expenses and cost of revenue. The Company believes that presenting amortization of intangible assets as a single line item rather than allocating amortization of intangible assets on any highly arbitrary basis provides more reliable information to readers of the financial statements.

b.              The platform and application transferred from Ping An Group were measured by the Group at fair value on the initial recognition date while internally developed platform and application are measured at actual incurred cost. The amortization period of intangible assets varies in practice as this involves significant judgement. Amortization of intangible assets is a non-cash item while cost of revenue of the Group is comprised of cash items. Given the above reasons and the fact that amortization of intangible assets is not allocated to cost of revenue and other categories of expenses by function in the Group’s internal reporting provided to the chief operating decision-maker, the Company believes that presenting cost of revenue excluding amortization of intangible assets and presenting amortization of intangible assets as a single line item provides more relevant information than allocating amortization of intangible assets to research and development expenses and cost of revenue on any arbitrary basis.

c.               The breakdown of expenses by nature has been disclosed in the notes to the financial statements of the Company.

The presentation of the amortization of intangible assets as a single line item remains neutral (free of bias) in accordance with Conceptual Framework for Financial Reporting 2018 paragraph 2.15. No gross profit sub-total is reported and readers of the financial statements can understand that cost of revenue excludes any amortization of intangible assets. To make the disclosure more clear, the Company has revised Note 2.8 on page F-22 of the Revised Draft Registration Statement to disclose that the amortization of intangible assets is presented separately as a single line on the face of consolidated statement of comprehensive income and no allocation of the amortization of intangible assets to expenses by function has been made.

Notes to Consolidated Financial Statements

1 General information, recapitalization and basis of presentation

(b) Risks in relation to the VIEs, page F-13

21.       Tell us how you have complied with disclosures required by IFRS 12, paragraphs 13-17, regarding restrictions and risks relevant to your VIEs, or revise accordingly.

The Company respectfully advises the Staff that it has duly complied with disclosures required by IFRS 12, paragraphs 13-17 from the following aspects:

IFRS 12 paragraphs	Disclosures or explanations made by the Company	Page
13(a)	The Company has disclosed the significant restrictions relevant to the VIEs, including registered capital, capital reserve and PRC statutory reserves.	F-13
13(b)	The Company respectfully advises the Staff that there are no non-controlling interests within its VIEs, thus restrictions in paragraph 13(b) are not applicable.	N/A
13(c)	The Company has disclosed the carrying amounts of assets to which those restrictions on VIEs apply, as of December 31, 2017 and 2018.	F-13
14	The Company has disclosed that it has no current contractual obligations to provide financial support to its VIEs.	F-13
15 and 16

The Company respectfully advises the Staff that during the reporting periods, it has not provided any financial or other support described in IFRS 12, paragraphs 15 and 16, thus the circumstances therein are not applicable.

N/A
17	The Company has disclosed that potential support to its VIEs may be given on a discretionary basis in the future, which could expose the Company to a loss.	F-13

2 Summary of significant accounting policies

2.2 Principles of consolidation and equity accounting, page F-17

22.       Please revise here to disclose the names and relationships of the Subsidiaries and Associates that are shown in the “Corporate Structure” disclosure on page 68.  In addition, please identify in the disclosure on page 68 which of these entities represent each type of entity (i.e., Subsidiaries or Associates).

The Company respectfully advises the Staff that those dormant and inactive companies are not included in the major subsidiaries on pages F-9 and F-10 with respect to the financial statements disclosure requirement, and the associate has been disclosed in note 14 on page F-61.

2.3 Structured Entities, page F-18

23.       Please revise to disclose the agent or principal relationship you hold with each of the PRC Operating Entities, or structured entities, including the structured entities’ status for each entity disclosed in the chart on page 68.  In your response, please also tell us how your disclosures comply with IFRS 12, paragraph 9.

In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of the Revised Draft Registration Statement. The Company has disclosed the determination of consolidated VIE on page F-15 in conformity with IFRS 12.

2.20 Revenue recognition, page F-29

24.       We note that you combine your implementation services and use of the perpetual license into one output, or one performance obligation.  Please tell us in detail, and revise to address, how you determined these services and the related license are not distinct and are highly interrelated such that treatment as one performance obligation is warranted.  Refer to guidance in IFRS 15, paragraphs 29 and 30, B54 and B55, and BC407.

The Company respectfully advises the Staff that implementation services of the Group represent customer-specific software development or customization services, and after development or customization, the perpetual license to use the software is granted to the customer. The customer cannot benefit from the implementation service on its own without the license to use the software. The perpetual license is a result of the implementation service. The implementation service and the perpetual license are highly interrelated, and within the context of the contract, the promise of the Group is to transfer implementation service together with the perpetual license as one output to its customers. According to IFRS 15, paragraphs 27, 29 and 30, both the implementation service and the license to use the software are not distinct and should be combined together as one output, or one performance obligation.

Under IFRS 15.B55, if the license is not distinct, an entity should apply IFRS 15.31-38 to determine whether the performance obligation is satisfied over time or point in time. According to IFRS 15.BC 407 and IFRS 15.BC 414W and BC414X, when the license is not distinct, an entity will apply judgement to determine the nature of the performance obligation and to select a method of measuring progress that is consistent with the objective of depicting the entity’s promise. The Company considers the nature of its promise is to develop customized software, and applying IFRS 15.35(c), the performance obligation is satisfied over time, and the Company considers such measure of progress properly reflects how its performance is fulfilled.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-30 and F-31 of the Revised Draft Registration Statement.

3 Critical accounting estimates and judgments

(b) Estimation of variable consideration, page F-36

25.       We note that you have not recognized any performance based fees revenue for the fiscal year ended December 31, 2018 “because it is not highly probable actual default rates of the portfolio of the underlying loans would be lower than the threshold rate,” which is the criteria that allows performance based fees to be earned.  Please tell us and disclose the factors causing non-recognition of performance fees, and address the related impact these factors are reasonably likely to have on your financial statements.  See Item 5.D of Form 20-F.

The Company respectfully advises the Staff that it is the factor that the expected default rate is higher than the threshold rate that is causing non-recognition of performance based fees. Actual default rates of loan portfolios as at December 31, 2018 and June 30, 2019 are consistently higher than the threshold rate. And thus no performance based fees is expected to be recognized over the remaining terms of the underlying loan portfolios. In response to the Staff’s comment, the Company has added to disclose on page F-36 of the Revised Draft Registration Statement.

5 Revenue, page F-48

26.       We note you have classified revenue from operation support services as both point-in-time and over-time in the table on page F-49.  Based on the description of this revenue stream as disclosed on page F-33, it would seem that revenue is recorded in a manner similar to risk management services which are all recognized at a point-in-time when the services are delivered.  Please revise to clarify why the timing of these revenues differs between point-in-time and over-time.

The Company respectfully advises the Staff that as disclosed on page F-33, revenue from the post-lending management services is included in the revenue of operation support services. As disclosed on page F-33, revenue from the post-lending management services is recognized over time. Revenue from operation support services recognized over-time for the year ended December 31, 2018 in the table on page F-49 represented revenue from the post-lending management services. To make the disclosure more clear, the Company further revised to separately disclose the revenue recognition policies of risk management services and operation support services on pages F-33 and F-34 of the Revised Draft Registration Statement.

27.       Tell us why you have not disaggregated between the contractual revenues related to the guarantee model and non-guarantee model within your Business Origination services. Please refer to the accounting guidance in IFRS 15, paragraph 114 in support of your presentation.

The Company respectfully advises the Staff that no performance fees revenue was recognized for non-guarantee model, so the nature, timing and risk factors impacting the recognition of revenue are the same for both the guarantee model and non-guarantee model for the two years ended December 31, 2017 and 2018, and accordingly the Company did not disaggregate contractual revenues between the guarantee model and the non-guarantee model within Business Origination Services. However, taking into account that contractual parties involved in the guarantee model and non-guarantee model are not all the same, and the fact that the Company ceased the guarantee model by the end of January 2018, in response to the Staff’s comment, the Company has added disclosure to separately disclose the revenue from guarantee model on page F-48 of the Revised Draft Registration Statement.

25 Share-based payments, page F-69

28.       We note the fair value of the stock options issued increased from RMB0.52 as of the last issuance in 2017 to RMB26.00 for the issuance in 2018.  Please tell us the reason(s) for this significant increase in the fair value and provide related disclosures accordingly.  In addition, please provide us with the fair value of the underlying ordinary shares for each issuance.  With regards to your A-Round financing in April 2018 for $7.50 a share, as disclosed on page 173, tell us how that transaction impacted your determination of the November 2018 valuation.

The significant increase of fair value of stock options is in line with the circumstance that the underlying fair value of ordinary shares increased from US$0.17 (approximately equivalent to RMB1.13 using exchange rate as at December 31, 2017) per share as of November 7, 2017 to US$7.09 (approximately equivalent to RMB47.60 using exchange rate as at December 31, 2018) per share as of November 8, 2018.

In response to the Staff’s comment, the Company has enhanced the disclosure on pages 104 and 105 of the Revised Draft Registration Statement to explain the significant increase of the fair value of ordinary shares.

The price of A-Round financing, which is around RMB47.00 (approximately equivalent to US$7.50 using April 2018 exchange rate) in April 2018 helps validate the November 2018 valuation.

Issuance	Time	Fair value of share options (in RMB)	Fair value of ordinary shares (in RMB)	Fair value of ordinary shares (in US$)
Share options granted	November 2017	0.52	1.13	0.17
A-round financing	April 2018	Not applicable	47.00	7.50
Share options granted	November 2018	26.00	47.60	7.09

General

29.       We note that you have included certain graphics in your prospectus.  Please provide us with copies of these and any other graphical materials or artwork that you intend to use in your prospectus.  Upon review of such materials, we may have further comments.  For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company will supplementally provide the Staff with copies of the graphical materials or artwork it intends to use in the prospectus.

30.       Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:        Wangchun Ye, Chairman and Chief Executive Officer, OneConnect Financial Technology Co., Ltd.

Yiming Fei, Acting Chief Financial Officer, OneConnect Financial Technology Co., Ltd.

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP